EXHIBIT 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges
(in millions)

	First Nine Months		For the Years Ended December 31

	2002	2001	2001	2000	1999	1998

	(Unaudited)
Earnings
Income before income taxes	$1,401.0	$1,808.3	$1,507.5	$2,495.0	$2,103.8	$1,812.2
Less equity in net income/(loss) of affiliated companies	9.8	4.1	4.9	(22.0)	(24.9)	2.3
Fixed charges	5,404.7	6,949.0	8,989.6	9,001.6	7,219.3	6,936.8

Earnings before fixed charges	$6,795.9	$8,753.2	$10,492.2	$11,518.6	$9,348.0	$8,746.7

Fixed Charges
Interest expense	$5,374.2	$6,920.6	$8,951.2	$8,970.1	$7,193.4	$6,910.4
Interest portion of rental expense	30.5	28.4	38.4	31.5	25.9	26.4

Total fixed charges	$5,404.7	$6,949.0	$8,989.6	$9,001.6	$7,219.3	$6,936.8

Ratio of earnings to fixed charges	1.26	1.26	1.17	1.28	1.29	1.26

For purposes of the Ford Credit ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, less unremitted income/ (loss) of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

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